Organigram Provides Business Update Highlighting Initial Sanity Performance and Canadian Market Share
TORONTO--(BUSINESS WIRE) -- July 20, 2026 - Organigram Global Inc. (NASDAQ: OGI) (TSX: OGI), (the “Company” or “Organigram”), Canada's #1 cannabis company by market share and a growing global cannabis platform following its acquisition of Sanity Group GmbH (“Sanity”), today provided a business update highlighting initial operating performance from Sanity, continued strength in its Canadian business, and upcoming investor engagement.
"The first quarter following the acquisition of Sanity marks an important milestone for Organigram as we will begin reporting the financial contribution from our international business," said James Yamanaka, Chief Executive Officer. "Sanity's initial performance has been consistent with our expectations at the time of acquisition, while our Canadian business continues to demonstrate resilience through market leadership, improving category trends and disciplined execution. We look forward to providing investors with our first full quarter of consolidated financial results in August and discussing our longer-term strategy during our investor session in September."

Sanity Group Performance1
The Company is providing investors with an initial update on Sanity's operating performance following the completion of the acquisition in April 2026.
Since the closing of the acquisition on April 15, 2026, Sanity has maintained an average market share of approximately 10% in Germany and has performed in line with the revenue expectations established at the time of acquisition, supporting management's confidence in the long-term opportunity within Germany's growing medical cannabis market.
The Company also notes that recently announced regulatory changes in Germany2 regarding reimbursement eligibility for medical cannabis are not expected to have a material impact on Sanity's business, as reimbursement-based sales represent approximately 1% of Sanity's total revenue.
Canadian Market Share

Organigram continues to maintain leading positions across Canada's largest cannabis categories, including:
•#1 in Flower - 12.5% share of the flower category;
•#1 in Vapes - 14.5% share of the vape category
•#2 in Pre-rolls - 7.3% share of the pre-roll category.
Together, these categories represent more than 86% of total Canadian recreational cannabis retail sales.
The Company also recorded significant year-over-year market share gains in beverages (+3.1 percentage points) and concentrates (+3.3 percentage points).
During June, Organigram stabilized the vape market share declines experienced earlier in Q2 Fiscal 2026, with all-in one vape share improving approximately 1 percentage point compared to the previous month. Distribution of the Company's new all-in-one vape portfolio has now expanded to every Canadian province except Nova Scotia and Quebec.
1 Sanity market share performance provided by internal estimates
2 https://internationalcbc.com/german-lawmakers-make-the-wrong-move-on-medical-cannabis-coverage/

Similarly, both pre-roll and infused pre-roll market share improved sequentially during June, reflecting operational improvements implemented during Q2 Fiscal 2026.
At the end of June, Organigram held 11.1% Canadian recreational cannabis market share, down 0.4 percentage points year-over-year. Sequentially, the Company’s market share improved 100 basis points versus May. Sequential market share improvements in June across vape and pre-roll categories provide positive early indicators that the commercial and operational initiatives put in place in Q2 fiscal 2026 are beginning to positively impact performance.
The Company continues optimizing its SKU count to focus its resources on delivering higher SKU-level performance and delivering operational efficiencies across the board.

Q3 Fiscal 2026 Reporting & Digital Investor Session

Organigram expects to report its Q3 Fiscal 2026 financial results on or about August 11, 2026, representing the first quarter to include consolidated financial results from both Organigram and Sanity.
Additional details regarding the quarterly earnings conference call will be announced in the coming weeks.
The Company also intends to host its second Digital Investor Session in late September 2026.
The session will provide investors with Organigram's most comprehensive strategic update since the Sanity acquisition and is expected to include:
•presentations from executive leadership;
•operational updates from employees across Organigram's production facilities;
•discussions regarding Canadian and international growth initiatives;
•capital allocation and strategic priorities; and
•a fireside question-and-answer session with management.
Additional details, including registration information and instructions for submitting questions, will be provided in advance of the event.

About Organigram
Organigram Global Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include Organigram Inc., a licensed cultivator and processor. Through its acquisition of Sanity Group, Organigram participates in the German medical cannabis market and other emerging markets within Europe.
Organigram is focused on producing high-quality cannabis for adult consumers, as well as extending the Company's global footprint. Organigram has also developed and acquired a portfolio of cannabis brands, including Edison, Big Bag O’ Buds, SHRED, Monjour, Tremblant, Collective Project, Trailblazer, BOXHOT and DEBUNK. Through its acquisition of Sanity Group, Organigram’s European brands include Vayamed, avaay, ZOIKS, Endosane, VAAY, and Grashaus. Organigram operates facilities in Moncton, New Brunswick and Lac Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company also operates two additional cannabis processing facilities in Southwestern Ontario; one in Aylmer and the other in London. The facility in Aylmer houses best-in-class extraction capabilities, and is optimized for formulation refinement, post-processing of minor cannabinoids, and infused pre-roll production. The facility in London will be optimized for labelling, packaging, and national fulfillment. The Company is regulated by Health Canada under the Cannabis Act and the Cannabis Regulations.
Forward-Looking Information
This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information including expectations regarding market performance and continuation of financial and operational trends, involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram Global to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include factors and risks disclosed in the Company’s most recent annual information form, management’s discussion and analysis, and other Company documents filed from time to time on SEDAR+ (see www.sedarplus.ca) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.
Third-Party Information
This news release contains information concerning our industry and the markets in which we operate, including our market position and market share, which is based on information from independent third-party sources. Although we believe these sources to be generally reliable, market and industry data is inherently imprecise, subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey or data collection process. We have not independently verified any third-party information contained herein.

For Investor Relations enquiries:
Max Schwartz, Director of Investor Relations
investors@organigram.ca